Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated March 19, 2021, relating to the consolidated financial statements of The Real Brokerage Inc. appearing in this annual Report on Form 40-F for the year ended December 31, 2020.

/S/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
June 4, 2021